175 Ghent Road
Fairlawn, OH 44333-3300
Tel: 330-869-4232
Michael.hicks@omnova.com
Michael E. Hicks
Senior Vice President and
Chief Financial Officer

April 10, 2014

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, DC 20549

Attention:     Terence O’Brien
Thomas D’Orazio
Al Pavot
Sherry Haywood
Era Anagnosti

Re:	OMNOVA Solutions Inc.
Form 10-K for Fiscal Year Ended November 30, 2013
Filed January 24, 2014
Definitive Proxy Statement on Schedule 14A
Filed February 6, 2014
File No. 1-15147

Ladies and Gentlemen:
OMNOVA Solutions Inc., an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 24, 2014 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10‑K for the fiscal year ended November 30, 2013 (the “Form 10-K”) and the Definitive Proxy Statement on Schedule 14A.
Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

United States Securities and Exchange Commission

April 10, 2014

Form 10-K for Fiscal Year Ended November 30, 2013 Signature, page 71

1.
Refer to comment 22 in our letter dated March 10, 2011. We note that the Form 10-K for the fiscal year ended November 30, 2013 also is not signed by your controller or principal accounting officer. Any person who occupies more than one position must indicate each capacity in which he or she signs the report. See General Instruction D of Form 10-K. Please comply with our prior comment 22 in your future filings.

Response: This was an inadvertent oversight on the part of the Company. The report should have indicated that it was being signed by Michael E. Hicks in his capacities as both the Company’s Principal Financial Officer and Principal Accounting Officer. In the future, the Company will ensure that its Annual Report on Form 10-K clearly indicates that it has been signed by the Company’s Principal Financial Officer and Principal Accounting Officer.

Definitive Proxy Statement
Compensation Consultants and Benchmarking, page 31

2.
Refer to comment 24 in our letter dated March 10, 2011. We note disclosure in the first paragraph on page 31 regarding the use of a comparator group as a necessary component in evaluating “the reasonableness of certain compensation processes and pay-performance alignment” among other things. However, disclosure of the individual component companies comprising the comparator group is still missing. Please advise or revise your future filings accordingly. See Item 402(b)(2)(xiv) of Regulation S-K.

Response: The Company notes the Staff’s comment and confirms that in future filings it will disclose the individual component companies comprising the comparator group.

Assessment of Market Competitiveness, page 31

3.
In the third paragraph of your disclosure you state that the total compensation at target remains “somewhat above market for Mr. Hohman and Mr. Austin, driven primarily by the practice of providing each member of the Company’s senior Leadership Team (other than Mr. McMullen) with similar annual and long-term incentive opportunities.” As previously requested in comment 23 in our letter dated March 10, 2011, please identify the actual percentile where the compensation for Messrs. Hohman and Austin fell in relation to the targeted benchmark. Based on your disclosure it appears that their respective compensation was above the +10% of the 50th percentile.

Response: The Company notes the Staff’s comment and confirms that in future filings it will identify the percentile range where compensation falls for any of the named executive officers whose total compensation assuming target performance is not at market (+/- 10% of the 50th percentile).

United States Securities and Exchange Commission

April 10, 2014

In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 330-869-4200.
Sincerely,

/s/ Michael E. Hicks

Michael E. Hicks
Senior Vice President and
Chief Financial Officer